FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record N°175

Santiago, November 5, 2015

Ger. Gen. N° 113/2015

Mr. Carlos Pavez Tolosa

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Avenida Alameda Bernardo O’Higgins N°1449

                Ref. Significant Event

Dear Sirs:

According to the provisions of Articles 9 and 10, second paragraph, of Law 18,045 governing the Securities Market, and the provisions of General Rule No. 30 of the Superintendency, and exercising the powers I have been granted, I inform you as a significant event that the majority of the members of the Board of Directors of Enersis S.A. ("Enersis" or the "Company"), in the extraordinary meeting held today, agreed, with one dissenting vote, after completing a study of relevant background information, reports and opinions, and given the expected benefits from the corporate reorganization, the terms and conditions of such reorganization as well as its consequences, implications or contingencies, that the proposed reorganization of the Enersis Group (the "Reorganization"), contributes to the corporate purpose. Therefore, the Board of Directors has convened a new extraordinary meeting of Enersis' Directors in order to discuss the possibility of convening an Extraordinary Shareholders' Meeting to inform the shareholders of the Reorganization and request their approval, as applicable.

It is considered appropriate to communicate that the Board of Directors has agreed to share the "estimated exchange ratio" as background information for the possible merger of Endesa Américas and Chilectra Américas into Enersis Américas as part of the Reorganization, such range being: (a) for each share of Endesa Américas, its shareholders would receive between 2.3 (min.) and 2.8 (max.) shares of Enersis Américas and (b) for each share of Chilectra Américas, its shareholders would receive between 4.1 (min.) and 5.4 (max.) shares of Enersis Américas. All reports that refer to these exchange ratios are being made available to the Company's shareholders and the general market, as noted below.

The Board of Directors considers it appropriate to make available to the shareholders all records that are listed below which have served as the basis for discussing the Reorganization as of today on the company's website: www.enersis.cl:

(i) Consolidated Audited Financial Statements of Enersis as of September 30, 2015, which will be used for the spin-off (the "Spin-Off") from Enersis of a new company to be called Enersis Chile S.A. (“Enersis Chile”).

(ii) Report of the Board of Directors of Enersis on the absence of significant changes to the assets, liabilities or equity accounts occurring after the reference date of the respective balance sheet of the Spin-Off.

(iii) Description of key assets and liabilities allocated to the new company resulting from the Spin-Off, Enersis Chile.

(iv) Proforma Consolidated Statements of Financial Position, with attestation report by the respective external auditors of Enersis and Enersis Chile, both as of October 1, 2015, and which provide, among other things, the allocation of assets, liabilities, and shareholders’ equity between the Company and Enersis Chile.

(v) Report of the independent expert appointed by the Board of Directors of the Company, Mr. Rafael Malla, including the estimated value of the entities to be merged and the estimated exchange ratio of the corresponding shares in the context of the Reorganization.

(vi) Report of the financial advisor appointed by the Directors’ Committee of the Company, IM Trust, with its findings regarding the Reorganization.

(vii) Report of the Directors’ Committee of the Company with its findings regarding the Reorganization.

(viii) Document describing the Reorganization and its terms and conditions.

(ix) The objectives and expected benefits of the Reorganization and its consequences, implications or contingencies, such as those of an operational or tax nature.

(x) Determination of the number of Enersis Chile shares to be received by Enersis shareholders.

(xi) Agreement put forward by the majority of the Board of Directors and with one vote against, with the proposal of the Board of Directors of the Company with respect to the Reorganization.

(xii) Draft of the Bylaws of Enersis and Enersis Chile subsequent to the Spin-Off.

Sincerely,

Luca D’Agnese

Chief Executive Officer

c.c.       National Economic Affairs Investigation Bureau (Fiscalía Nacional Económica)

             Banco Central de Chile (Central Bank of Chile)

             Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaiso Stock Exchange)

             Banco Santander Santiago –Representantes Tenedores de Bonos (Banco Santander Santiago - Bondholders Representative)

             Depósito Central de Valores (Central Stock Depositary)

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Luca D’Agnese
--------------------------------------------------

Title: Chief Executive Officer

Date: November 5, 2015